AT THE MARKET OFFERING AGREEMENT

June 25, 2020

H.C. Wainwright & Co., LLC, as Lead Manager
430 Park Avenue
New York, NY 10022

Cormark Securities (USA) Limited
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2800, P.O. Box 63
Toronto, Ontario, Canada M5J 2J2

Ladies and Gentlemen:

Galiano Gold Inc., a corporation incorporated under the Business Corporations Act (British Columbia) (the "Company"), confirms its agreement (this "Agreement") with H.C. Wainwright & Co., LLC (the "Lead Manager") and Cormark Securities (USA) Limited ("Cormark" and, collectively with the Lead Manager, the "Managers" and, each, a "Manager") as follows:

1. Definitions. The terms that follow, when used in this Agreement and any Terms Agreement, shall have the meanings indicated.

"Accountants" shall have the meaning ascribed to such term in Section 5(m).

"Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

 "Action" shall have the meaning ascribed to such term in Section 4(s).

"Affiliate" shall have the meaning ascribed to such term in Section 4(q).

"Applicable Time" means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement or any relevant Terms Agreement.

"Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus.

"Board" shall have the meaning ascribed to such term in Section 3(b)(iii).

"Broker Fee" shall have the meaning ascribed to such term in Section 3(b)(v).

"Business Day" means any day other than Saturday, Sunday or any day on which commercial banks in The City of New York or Vancouver, British Columbia are authorized or required by law to remain closed; provided, however, that commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee"  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

"Canadian Base Prospectus" shall have the meaning ascribed to such term in Section 2.

"Canadian Market" shall have the meaning ascribed to such term in Section 3(b)(ix).

"Canadian Prospectus" shall have the meaning ascribed to such term in Section 2.

"Canadian Prospectus Supplement" shall have the meaning ascribed to such term in Section 2.

"Canadian Qualifying Authorities" shall have the meaning ascribed to such term in Section 2.

"Canadian Qualifying Jurisdictions" shall have the meaning ascribed to such term in Section 2.

"Canadian Securities Laws" shall have the meaning ascribed to such term in Section 2.

"Commission" means the United States Securities and Exchange Commission.

"Common Shares" shall have the meaning ascribed to such term in Section 3.

"Common Share Equivalents" shall have the meaning ascribed to such term in Section 4(g).

"Company Counsel" shall have the meaning ascribed to such term in Section 5(l).

"DTC" shall have the meaning ascribed to such term in Section 3(b)(vii).

"DWAC" shall have the meaning ascribed to such term in Section 3(b)(vii).

"EDGAR" means the Electronic Data Gathering Analysis and Retrieval System maintained by the Commission.

"Effective Date" means each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Execution Time" means the date and time that this Agreement is executed and delivered by the parties hereto.

"FINRA" shall have the meaning ascribed to such term in Section 4(e).

"Form F-10" means the Commission's registration statement on Form F-10 under the Act.

"Form F-X" shall have the meaning ascribed to such term in Section 2.

"Free Writing Prospectus" means a free writing prospectus, as defined in Rule 405.

"IFRS" shall have the meaning ascribed to such term in Section 4(o).

"Incorporated Documents" means the documents or portions thereof filed with or furnished to the Commission or Reviewing Authority on or before the Effective Date that are incorporated by reference in the Prospectuses and any documents or portions thereof filed with or furnished to the Commission or Reviewing Authority after the Effective Date that are incorporated by reference in the Prospectuses.

"Issuer Free Writing Prospectus" means an issuer free writing prospectus, as defined in Rule 433.

"Liens" shall have the meaning ascribed to such term in Section 4(a).

"Losses" shall have the meaning ascribed to such term in Section 8(d).

"Material Adverse Effect" shall have the meaning ascribed to such term in Section 4(b).

"Material Permits" shall have the meaning ascribed to such term in Section 4(v).

"Net Proceeds" shall have the meaning ascribed to such term in Section 3(b)(v).

"NI 43-101" shall have the meaning ascribed to such term in Section 4(j).

"NI 44-102" means National Instrument 44-102 - Shelf Distributions.

"Permitted Free Writing Prospectus" shall have the meaning ascribed to such term in Section 5(g).

"Placement" shall have the meaning ascribed to such term in Section 3(c).

"Proceeding" shall have the meaning ascribed to such term in Section 4(b).

"Prospectus Supplements" means, collectively, each Canadian Prospectus Supplement and each U.S. Prospectus Supplement.

"Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus.

"Registration Statement" means the shelf registration statement (File Number 333-239109) on Form F-10, including exhibits and financial statements and any prospectus supplement relating to the Shares that is filed with the Commission and deemed part of such registration statement, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective, shall also mean such registration statement as so amended.

"Representation Date" shall have the meaning ascribed to such term in Section 5(k).

"Required Approvals" shall have the meaning ascribed to such term in Section 4(e).

"Reviewing Authority" means the British Columbia Securities Commission.

"Rule 158", "Rule 164", "Rule 172", "Rule 173", "Rule 405", and "Rule 433" refer to such rules under the Act.

"Sales Notice" shall have the meaning ascribed to such term in Section 3(b)(i).

"SEC Reports" shall have the meaning ascribed to such term in Section 4(n).

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.

"Settlement Date" shall have the meaning ascribed to such term in Section 3(b)(vii).

"Shares" shall have the meaning ascribed to such term in Section 3.

"Shelf Procedures" shall have the meaning ascribed to such term in Section 2.

"Shelf Securities" shall have the meaning ascribed to such term in Section 2.

"Subsidiary" shall have the meaning ascribed to such term in Section 4(a).

"Terms Agreement" shall have the meaning ascribed to such term in Section 3(a).

"Time of Delivery" shall have the meaning ascribed to such term in Section 3(c).

"Trading Day" means a day on which the Trading Market is open for trading.

"Trading Market" means the NYSE American LLC.

"TSX" means the Toronto Stock Exchange.

"U.S. Base Prospectus" means the base prospectus relating to the Shelf Securities contained in the Registration Statement at the Execution Time.

"U.S. Prospectus" means the U.S. Base Prospectus, as supplemented by the most recently filed U.S. Prospectus Supplement (if any).

"U.S. Prospectus Supplement" shall have the meaning ascribed to such term in Section 2.

2. Prospectuses and Registration Statement Filings. The Company has prepared and filed with the securities regulatory authorities ("Canadian Qualifying Authorities") in each of the provinces and territories of Canada, except Québec (the "Canadian Qualifying Jurisdictions") in accordance with applicable securities laws and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, "Canadian Securities Laws"), a preliminary short form base shelf prospectus, dated May 13, 2020 (the "Canadian Preliminary Base Prospectus"), in respect of offers and sales, from time to time, of up to US $300,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies) of (i) Common Shares, (ii) warrants, (iii) subscription receipts, (iv) units, (v) debt securities and (vi) share purchase contracts (collectively, the "Shelf Securities") and a final short form base shelf prospectus, dated June 11, 2020 ("Canadian Base Prospectus"), in respect of offers and sales, from time to time, of the Shelf Securities, including all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Reviewing Authority is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of Shares. The Reviewing Authority has issued a receipt, evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the "Receipts"). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and NI 44-102 (together, the "Shelf Procedures").

Promptly following the execution of this Agreement, the Company will file with the Reviewing Authority, in accordance with the Shelf Procedures, one or more prospectus supplements relating to the Shares to be issued and sold pursuant to this Agreement.

As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement relating to the Shares to be issued and sold pursuant to this Agreement, to be filed by the Company with the Reviewing Authority and the other Canadian Qualifying Authorities, as applicable, in accordance with Canadian Securities Laws, in the form furnished by the Company to the Managers; and "Canadian Prospectus" means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Reviewing Authority and the other Canadian Qualifying Authorities, as applicable,  in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has filed, in accordance with the provisions of the Act, the Registration Statement with the Commission. The Company has also filed with the Commission an appointment of agent for service of process on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement.

The Company will, concurrent with the filing of the Canadian Prospectus Supplement with the Reviewing Authority and the other Canadian Qualifying Authorities, as applicable, file the Canadian Prospectus Supplement with the Commission with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10.  As used herein, "U.S. Prospectus Supplement" means the most recent prospectus supplement relating to the Shares to be issued and sold pursuant to this Agreement, to be filed by the Company with the Commission in accordance with the requirements of Form F-10, in the form furnished by the Company to the Managers.

Any reference herein to the Registration Statement, the Base Prospectuses (or any of them), the Prospectus Supplements (or any of them) or the Prospectuses (or any of them) or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include documents filed with or furnished to the Commission, the Reviewing Authority and Canadian Qualifying Authorities, as applicable, on or after the Effective Date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein.

For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR.

All references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission on EDGAR.

3. Sale and Delivery of Shares. The Company proposes to issue and sell through or to the Managers, as sales agent and/or principal, up to US$50,000,000 (the "Maximum Amount") of common shares, no par value, of the Company ("Common Shares") (such Common Shares to be issued and sold pursuant to this Agreement, the "Shares"), from time to time during the term of this Agreement and on the terms set forth herein;  provided, however, that in no event shall the Company propose to issue or sell through the Managers such number of Shares that exceeds the Maximum Amount; and provided, further, that, if so required by Canadian Securities Laws, in no event shall the Company propose to issue or sell through the Managers Shares such that the market value of the Shares distributed under this Agreement shall exceed 10% of the aggregate market value of the outstanding Common Shares as of the date specified in Section 9.1 of NI 44-102, which shall be calculated in accordance with Section 9.2 of NI-102 (the "Market Cap Amount").  Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 3 on the number and aggregate sales price of Shares issued and sold under this Agreement shall be the sole responsibility of the Company and that Managers shall have no obligation in connection with such compliance, provided that in no event shall the Managers effect sales of Shares in any amount that exceeds the amount specified in a Sales Notice delivered by the Company to the Lead Manager. Nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue, deliver and sell the Shares at any time.  Each of the Company and the Managers hereby agree and acknowledge that all sales and solicitations of sales of Shares by the Managers as agent of the Company shall be made solely in the United States and not on or through the facilities of any Canadian Market (as hereinafter defined) and otherwise in compliance with Section 3(b)(ix) of this Agreement.

(a) Appointment of Lead Manager as Selling Agent; Terms Agreement.  For purposes of selling the Shares through the Lead Manager pursuant to this Agreement, the Company hereby appoints the Lead Manager as exclusive agent of the Company and the Lead Manager agrees to use its commercially reasonable efforts to sell the Shares on the terms and subject to the conditions stated herein. In using commercially reasonable efforts to sell Shares, as sales agent for the Company, the Lead Manager will undertake such sales in a manner that is consistent with its respective normal trading and sales practices and applicable state, provincial and federal laws, rules and regulations and the rules of the Trading Market. The Company agrees that, whenever it determines to sell the Shares directly to the Lead Manager as principal, the Company will enter into a separate agreement (each, a "Terms Agreement") in substantially the form of Annex I hereto, relating to such sale in accordance with Section 3 of this Agreement.

(b) Agent Sales.  Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company may issue and sell Shares from time to time through the Lead Manager, acting as sales agent, and the Lead Manager agrees to use its commercially reasonable efforts to sell, as sales agent for the Company, on the following terms:

(i) The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Lead Manager on any day that (A) is a Trading Day, (B) the Company has instructed the Lead Manager by telephone (confirmed promptly by electronic mail) to make such sales ("Sales Notice") and (C) the Company has satisfied its obligations under Section 7 of this Agreement.  The Company will designate the maximum amount of the Shares to be sold by the Lead Manager daily (subject to the limitations set forth in Section 3(d)) and the minimum price per Share at which such Shares may be sold.  Subject to the terms and conditions hereof, the Lead Manager shall use its commercially reasonable efforts to sell on a particular day all of the Shares designated for the sale by the Company on such day. The gross sales price of the Shares sold under this Section 3(b) shall be the market price for Common Shares sold by the Lead Manager under this Section 3(b) on the Trading Market at the time of sale of such Shares.

(ii) The Company acknowledges and agrees that (A) there can be no assurance that the Lead Manager will be successful in selling the Shares, (B) the Lead Manager will incur no liability or obligation to the Company or any other person or entity if it does not sell the Shares for any reason other than a failure by the Lead Manager to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable United States federal and state law and regulations and the rules of the Trading Market to sell such Shares as required under this Agreement, and (C) the Lead Manager shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the Lead Manager and the Company pursuant to a Terms Agreement.

(iii) The Company shall not authorize the issuance and sale of, and the Lead Manager shall not be obligated to use its commercially reasonable efforts to sell and shall not sell, any Shares at a price lower than the minimum price therefor designated from time to time by the Company's Board of Directors (the "Board"), or a duly authorized committee thereof, or such duly authorized officers of the Company, and set forth in a Sales Notice delivered by the Company to the Lead Manager pursuant to Section 3(b)(i). The Company or the Lead Manager may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend the offering of the Shares for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(iv) Subject to the terms of a Sales Notice, the Lead Manager may sell Shares by any method permitted by law deemed to be an "at-the-market distribution" under NI 44-102, including, without limitation, sales made through the Trading Market, on any other existing trading market for the Common Shares in the United States or to or through a market maker, but subject, in all circumstances, to the restrictions of Section 3(b)(ix). If expressly authorized by the Company in a Sales Notice and if so provided in the "Plan of Distribution" section of the U.S. Prospectus, the Lead Manager may also sell Shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by the Trading Market.

(v) The compensation to the Managers for sales of the Shares under this Section 3(b) shall be a placement fee of 3.0% of the gross sales price of the Shares sold pursuant to this Section 3(b) ("Broker Fee"), which Broker Fee shall be allocated among the Managers as agreed by the Managers in writing. The foregoing rate of compensation shall not apply when the Lead Manager acts as principal, in which case the Company may sell Shares to the Lead Manager as principal at a price agreed upon at the relevant Applicable Time pursuant to a Terms Agreement. The remaining proceeds, after deduction of the Broker Fee and deduction for any transaction fees imposed by any clearing firm, execution broker, or governmental or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the "Net Proceeds").

(vi) The Lead Manager shall provide written confirmation (which may be by facsimile or electronic mail) to the Company following the close of trading on the Trading Market each day in which the Shares are sold under this Section 3(b) setting forth the number of the Shares sold on such day, the aggregate gross sales proceeds and the Net Proceeds to the Company, and the compensation payable by the Company to the Lead Manager with respect to such sales.

(vii) Settlement for sales of the Shares pursuant to this Section 3(a) will occur at 10:00 a.m. (New York City time), or at such time as the Company and the Lead Manager may mutually agree, on the second (2nd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a "Settlement Date").  On each Settlement Date, the Shares sold through the Lead Manager for settlement on such date shall be issued and delivered by the Company to the Lead Manager against payment of the Net Proceeds for the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares to the Lead Manager's account at The Depository Trust Company ("DTC") via the Deposit or Withdrawal at Custodian System ("DWAC"), in return for Net Proceeds in same day funds delivered to the account designated by the Company. If the Company or its transfer agent (if applicable) shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (A) indemnify and hold the Lead Manager harmless against any loss, claim or damage arising from or as a result of such default by the Company and (B) pay the Lead Manager any commission to which it would otherwise be entitled absent such default, in the event that the Lead Manager does not receive such commission as a result of such default by the Company.

(viii) At each Applicable Time, Settlement Date, and Representation Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement as if such representation and warranty were made as of such date, modified as necessary to relate to the Registration Statement and the Prospectuses as amended as of such date. Any obligation of the Lead Manager to use its commercially reasonable efforts to sell the Shares on behalf of the Company shall be subject to the continuing accuracy of the representations and warranties of the Company herein (modified as necessary to relate to the Registration Statement and the Prospectuses), to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 7 of this Agreement.

(ix) Each party covenants to the other party that (i) it will not undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Shares in Canada; (ii) it will not undertake an offer or sale of any Shares through the facilities of the TSX or any other Canadian trading market (together with the TSX, a "Canadian Market"); and (iii) it will not undertake an offer or sale of any of the Shares to any person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Shares in Canada through the facilities of a Canadian Market or to any persons in Canada or acting on the behalf of persons in Canada, in each case pursuant to this Agreement.

(c) Term Sales.  If the Company wishes to sell the Shares pursuant to this Agreement in a manner other than as set forth in Section 3(b) of this Agreement (each, a "Placement"), the Company will notify the Lead Manager of the proposed terms of such Placement. If the Lead Manager, acting as principal, wishes to accept such proposed terms (which it may decline to do for any reason in its sole discretion) or, following discussions with the Company wishes to accept amended terms, the Lead Manager and the Company will enter into a Terms Agreement setting forth the terms of such Placement. The terms set forth in a Terms Agreement will not be binding on the Company or the Lead Manager unless and until the Company and the Lead Manager have each executed such Terms Agreement accepting all of the terms of such Terms Agreement. In the event of a conflict between the terms of this Agreement and the terms of a Terms Agreement, the terms of such Terms Agreement will prevail.  A Terms Agreement may also specify certain provisions relating to the reoffering of such Shares by the Lead Manager. The commitment of the Lead Manager to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth, provided that, in the event of a conflict between the terms and conditions in a Terms Agreement and the terms and conditions herein, the terms and conditions in a Terms Agreement shall prevail. Each Terms Agreement shall specify the number of the Shares to be purchased by the Lead Manager pursuant thereto, the price to be paid to the Company for such Shares, any provisions relating to rights of, and default by, underwriters acting together with the Lead Manager in the reoffering of the Shares, and the time and date (each such time and date being referred to herein as a "Time of Delivery") and place of delivery of and payment for such Shares. Such Terms Agreement shall also specify any requirements for opinions of counsel, accountants' letters and officers' certificates pursuant to Section 7 of this Agreement and any other information or documents required by the Lead Manager.  The Company and the Lead Manager agree that it will be a condition of the completion of each Placement that, to the extent required, (i) the Company will have obtained the additional conditional approval of the TSX and the Trading Market to the issuance of Shares pursuant to such Placement, and (ii) the Company will have filed a prospectus supplement with the Reviewing Authority and the other Canadian Qualifying Authorities pursuant to the Shelf Procedures and with the Commission pursuant to the instructions to Form F-10 with respect to such Placement.  The Company and the Lead Manager acknowledge the approval of the TSX and the Trading Market to the completion of sales of the Shares under Section 3(b) of this Agreement does not extend to the approval of sales of the Shares under any Placement pursuant to this Section 3(c) of this Agreement.

(d) Maximum Number of Shares.  Under no circumstances shall the Company cause or request the offer or sale of any Shares if, after giving effect to the sale of such Shares, the aggregate amount of Shares sold pursuant to this Agreement would exceed the lesser of (A) the Maximum Amount, (B) the Market Cap Amount, for so long as such limitation is applicable under Canadian Securities Laws or (C) the amount authorized from time to time to be issued and sold under this Agreement by the Board, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Lead Manager in writing.  Under no circumstances shall the Company cause or request the offer or sale of any Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time by the Board, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Lead Manager in writing.

(e) Regulation M Notice.  Unless the exceptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are satisfied with respect to the Shares, the Company shall give the Lead Manager at least one Trading Day's prior notice of its intent to sell any Shares in order to allow the Lead Manager time to comply with Regulation M.

(f) Representations and Covenants of the Managers. Each Manager represents, warrants and covenants to the Company that it is duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the Shares will be offered and sold, except such states in which such Manager is exempt from registration or such registration is not otherwise required. Each Manager shall continue, for the term of this Agreement, to be duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the Shares will be offered and sold, except such states in which such Manager is exempt from registration or such registration is not otherwise required. Each Manager will comply with the terms and conditions of this Agreement and all applicable law and regulations in the United States in connection with the sales of the Shares, including but not limited to Regulation M under the Exchange Act.  For greater certainty, each Manager acknowledges and agrees that, if so required by Canadian Securities Laws, the Company shall not undertake the sales of Shares hereunder, and no Manager shall be required to use its commercially reasonable efforts to undertake any such sale, if such sale would cause the market value of Shares distributed under this Agreement to exceed the Market Cap Amount (for so long as such limitation is applicable under Canadian Securities Laws).

(g) Restrictions on Short Sales and Stabilization Activities. During the term of this Agreement, each of the Managers and their respective affiliates or subsidiaries shall not engage in (i) any short sale of any security of the Company for the account of such Manager, (ii) any transactions that are intended to stabilize or maintain the market price of the Common Shares, or (iii) any sale of any security of the Company for the account of such Manager that such Manager does not own or any sale which is consummated by the delivery of a security of the Company borrowed by, or for the account of, the Manager. For the purposes of this Section 3(g), sales made by the Lead Manager in connection with a Sales Notice will not be considered to be subject to the prohibitions set forth in this Section 3(g).

(h) Material Non-Public Information. Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Managers agree that (i) no sale of Shares will take place, (ii) the Company shall not request the sale of any Shares and (iii) the Managers shall not be obligated to sell or offer to sell any Shares.

4. Representations and Warranties.  The Company represents and warrants to, and agrees with, each of the Managers at the Execution Time and at each such time that the following representations and warranties are repeated or deemed to be made pursuant to this Agreement, as set forth below.

(a) Subsidiaries.  All of the direct and indirect material subsidiaries (individually, a "Subsidiary") of the Company are set forth in the Company's most recent Annual Information Form included as an exhibit to the Company's most recent Annual Report on Form 40-F filed with the Commission.  Except as set forth in the Company's most recent Annual Information Form included as an exhibit to the Company's most recent Annual Report on Form 40-F filed with the Commission, the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any "Liens" (which for purposes of this Agreement shall mean a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction), and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification.  The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to result in (i) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (ii) a material adverse effect on the Company's ability to consummate the transactions contemplated under this Agreement (any of (i) or (ii), a "Material Adverse Effect") and no "Proceeding" (which for purposes of this Agreement shall mean any action, claim, suit, investigation or proceeding, whether commenced or, to the knowledge of the Company, threatened) has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, materially limit or materially curtail such power and authority or qualification.

(c) Authorization and Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and to otherwise carry out its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board or its shareholders in connection herewith other than in connection with the Required Approvals (as defined below).  This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts.  The execution, delivery and performance of this Agreement by the Company, the issuance and sale of the Shares and the consummation by the Company of the other transactions contemplated herein do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or, except as any such right is waived in connection with the sale of the Shares hereunder, give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected, except in the case of each of clauses (ii) and (iii), such as could not reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other "Person" (defined as an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind, including the Trading Market) in connection with the execution, delivery and performance by the Company of this Agreement, other than (i) the filings required by this Agreement, including the filing of the Canadian Prospectus Supplement with the Reviewing Authority, (ii) the filing with the Commission of the U.S. Prospectus Supplement, (iii) the filing of applications to and approval by the Trading Market and the TSX for the listing of the Shares for trading thereon in the time and manner required thereby, and (iv) such filings as are required to be made under applicable state securities laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA") (collectively, the "Required Approvals").

(f) Issuance of Shares.  The Shares, when issued and delivered, will be duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered against payment therefor in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company.  The Shares are being issued pursuant to the Registration Statement and the issuance of the Shares has been registered by the Company under the Act.  Upon receipt of the Shares against payment therefor in accordance with this Agreement, the purchasers of such Shares will have good and marketable title to such Shares and, assuming such purchasers are not Affiliates of the Company, such Shares will not be subject to resale restrictions under the Act.

(g) Capitalization.  The capitalization of the Company is as set forth in the Prospectuses.  The Company has not issued any capital stock since its most recently filed Incorporated Document, other than pursuant to the exercise of employee stock options under the Company's stock option plan, the vesting of share units under the Company's share unit plan and pursuant to the conversion or exercise of securities exercisable, exchangeable or convertible into Common Shares ("Common Share Equivalents").  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement, except for such rights as are provided in the Investor Rights Agreement, dated as of April 4, 2018, between the Company and Marsh Holdings Inc., as modified by the side letter thereto, dated as of June 25, 2020 (the "IRA Waiver").  Except (i) as disclosed pursuant to this Agreement, (ii) as disclosed in the Registration Statement and the Prospectuses, (iii) pursuant to the Company's stock option plan, the Company's share unit plan and agreements of employee equity incentive plans referred to in the Prospectuses and (iv) pursuant to the exercise of convertible securities, options or share units referred to in the Prospectuses, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Shares or Common Share Equivalents.  Except as contemplated by the IRA Waiver, the issuance and sale of the Shares will not obligate the Company to issue additional Common Shares or other securities to any Person. The outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding Common Shares in the capital of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company or other person.

(h) Canadian Base Prospectus. At the time the Company filed the Canadian Base Prospectus, the Company was eligible to file a short form base shelf prospectus with the Reviewing Authority. The Reviewing Authority has issued a Receipt in respect of the Canadian Base Prospectus. No order suspending the distribution of the Common Shares or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for that purpose have been initiated or are pending or, to the Company's knowledge, are contemplated or threatened by any Canadian Qualifying Authority, and any request made to the Company on the part of any Canadian Qualifying Authority for additional information has been complied with.

The Canadian Prospectus when filed complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact (as defined in the Securities Act (British Columbia)) or omit to state a material fact (as defined in the Securities Act (British Columbia)) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each of the Settlement Dates, if any, will contain full, true and plain disclosure of all material facts relating to the Common Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to each Manager furnished to the Company in writing by such Manager expressly for use therein.

Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference into the Canadian Prospectus or any amendment or supplement thereto complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws.

(i) Registration Statement.  The Company meets the requirements for use of Form F-10 under the Act and has prepared and filed with the Commission the Registration Statement, including the U.S. Base Prospectus, for registration under the Act of the offering and sale of the Shelf Securities, including the Shares, in accordance with the requirements of Form F-10.  Such Registration Statement is effective and available for the offer and sale of the Shares as of the date hereof. As filed, the U.S. Base Prospectus conformed in all material respects with the requirements of the Act.  The Registration Statement, at any Effective Date, the Execution Time, each Representation Date, any Applicable Time and any Settlement Date, conformed or will conform in all material respects with the requirements of the rules and regulations under the Act.

(j) Accuracy of Incorporated Documents.  The Incorporated Documents, when they were filed with the Canadian Qualifying Authorities or filed with or furnished to the Commission, as the case may be, conformed in all material respects  with the requirements of Canadian Securities Laws and the Exchange Act, each as applicable and none of the Incorporated Documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Registration Statement or the Prospectuses, when such documents are filed with the Canadian Qualifying Authorities or the Commission, as the case may be, will conform in all material respects with the requirements of Canadian Securities Laws and the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  To the knowledge of the Company: (A) the Technical Report (as defined herein) complies in all material respects with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") at the time of filing thereof; and (B) the Company made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all material information requested by them, and none of such information contained any material misrepresentation at the time such information was so provided; all of the material assumptions underlying the reserve and resource estimates in the Technical Report are, to the knowledge of the Company, reasonable and appropriate and the estimates of reserves and resources as described in the Incorporated Documents and the Prospectuses comply in all material respects with Canadian Securities Laws, subject to current technical reports superseding prior reports. The information set forth in the Incorporated Documents and the Prospectuses relating to mineral resources required to be disclosed therein pursuant to Canadian Securities Laws has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of Canadian Securities Laws; and the Company is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no change in respect thereof that would require the filing by the Company of a new technical report under NI 43-101.  "Technical Report" means "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)" amended and restated as of June 9, 2020 (with information as of February 15, 2020) and an effective date of December 31, 2019.

(k) Ineligible Issuer.  (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Shares and (ii) as of the Execution Time and on each such time this representation is repeated or deemed to be made (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(l) Free Writing Prospectus.  The Company is eligible to use Issuer Free Writing Prospectuses.  Any Issuer Free Writing Prospectus used in connection with the issuance and sale of Shares under this Agreement does not include any information the substance of which conflicts with the information contained in the Registration Statement and the Prospectuses and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; and each such Issuer Free Writing Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus used in connection with the issuance and sale of Shares under this Agreement based upon and in conformity with written information furnished to the Company by each Manager specifically for use therein.  Any Issuer Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) in connection with the issuance and sale of Shares under this Agreement has been, or will be, filed with the Commission in accordance with the requirements of the Act.  Each Issuer Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) in connection with the issuance and sale of Shares under this Agreement or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Act.  The Company will not, without the prior consent of the Lead Manager, prepare, use or refer to, any Issuer Free Writing Prospectuses in connection with the issuance and sale of Shares under this Agreement.

(m) Proceedings Related to Registration Statement.  To the knowledge of the Company, the Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Act, and the Company is not the subject of a pending proceeding under Section 8A of the Act in connection with the offering of the Shares. The Company has not received any notice that the Commission has issued or intends to issue a stop-order with respect to the Registration Statement or that the Commission otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened in writing to do so.

(n) SEC Reports; Reporting in Canada.  The Company has complied in all material respects with requirements to file all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  The Company is in compliance in all material respects with its obligations under Canadian Securities Laws (including, without limitation, its disclosure obligations pursuant to National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 58-101 - Disclosure of Corporate Governance Practices, each as adopted by the Canadian Securities Administrators).

(o) Financial Statements.  The consolidated financial statements incorporated by reference in the Registration Statement and the Prospectuses and any amendments thereof or supplements thereto comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing or as amended or corrected in a subsequent filing.  Such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(p) Accountants.  The Company's external auditors are KPMG LLP.  To the knowledge of the Company, such auditors, which the Company expects will express their opinion with respect to the financial statements to be included in the Company's next Annual Report on Form 40-F, are independent with respect to the Company as required by Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(q) Material Adverse Events.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the Prospectuses, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not materially altered its method of accounting, (iii) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (iv) the Company has not issued any equity securities to any officer, director or "Affiliate" (defined as any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Act), except pursuant to existing Company stock option, share unit or other equity incentive plans.  The Company does not have pending before the Commission any request for the confidential treatment of information.

(r) Mining.

(i) Material Project: The Material Project is the only material mineral property in which the Company has an interest. "Material Project" means the Company's interest in the Asanko Gold Mine located in Ghana, West Africa, which is indirectly held by the Company through the Company's equity interest in Asanko Gold Ghana Limited, Shika Group Finance Limited, Asanko Gold Company (GH) Limited and Asanko Gold Exploration Limited (collectively, the "Joint Venture").

(ii) Title to Property: The Joint Venture has good and marketable title to or a valid leasehold interest in the Material Project and all of the Joint Venture's other material properties or assets, free of all liens or encumbrances, in each case other than those described in the Registration Statement and the Prospectuses; no other material property rights are necessary for the conduct of the business of the Joint Venture as currently conducted; neither the Company nor any subsidiary knows of any material claim or the basis for any material claim that could reasonably be expected to adversely affect the right of the Joint Venture to use, transfer or otherwise exploit such property rights, except as disclosed in the Registration Statement and the Prospectuses; and neither the Company nor any subsidiary has any current responsibility or obligation to pay any outstanding material commission, royalty, licence fee or similar payment to any Person with respect to the property rights of the Joint Venture except pursuant to applicable legislation or as has been disclosed in the Registration Statement and the Prospectuses.

(iii) Mineral Rights: The Joint Venture holds freehold title, leases, licences, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Material Project is located, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements, licenses or instruments, sufficient to permit the Joint Venture to explore or exploit (as the case may be) the minerals relating thereto, in each case except as disclosed in the Registration Statement and the Prospectuses. The Joint Venture has all necessary surface rights, access rights and other necessary rights and interests relating to the Material Project, granting the Joint Venture the right and ability to explore, exploit and mine the mineral resources as and to the extent described in the Registration Statement and the Prospectuses, with only such exceptions as do not materially interfere with the use made by the Joint Venture of the rights or interests so held, and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto referred to above is currently in good standing, in each case except as would not materially interfere with the Joint Venture's ability to conduct its business as described in the Registration Statement and the Prospectuses.

(iv) Property Agreements: Except in each case as disclosed in the Registration Statement and the Prospectuses, or as would not otherwise have a Material Adverse Effect, any and all of the agreements and other documents and instruments pursuant to which the Joint Venture holds the Material Project (including any interest in, or right to earn an interest therein), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (subject to customary qualifications and exceptions), the Joint Venture is not in default of any of the material provisions of any such agreements, documents or instruments nor, to the knowledge of the Company, is any such default currently being alleged, all leases, licences and claims pursuant to which the Joint Venture derives the interests thereof in such property and assets are in good standing and, to the knowledge of the Company, there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The Material Project (or any interest therein, or right to earn an interest therein) is not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Registration Statement and the Prospectuses.

(s) Litigation.  Except as disclosed in the Prospectuses, there is no action, suit, inquiry, notice of violation, Proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or the Shares or (ii) could, if there were an unfavorable decision, reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under applicable securities laws or a claim of breach of fiduciary duty which could reasonably be expected to result in a Material Adverse Effect.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company which could reasonably be expected to result in a Material Adverse Effect.

(t) Labor Relations.  No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect.  The Company and its Subsidiaries are in compliance with all applicable laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u) No Existing Defaults.  Except as otherwise disclosed in the  Registration Statement and the Prospectuses, neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound, which has not been waived, (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all applicable laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not reasonably be expected to result in a Material Adverse Effect.

(v) Regulatory Permits.  Except as disclosed in the Registration Statement and the Prospectuses, the Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses as described in the Registration Statement and the Prospectuses, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect ("Material Permits"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(w) Title to Assets.  The Company and the Subsidiaries have good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties, in each case except as would not reasonably be expected to have a Material Adverse Effect.  Any real property and facilities (other than property and facilities relating to the Material Project) held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(x) Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are reasonably prudent and customary for companies of similar size as the Company in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business in all material respects without a material increase in cost.

(y) Affiliate Transactions.  Except as set forth in the Registration Statement and the Prospectuses, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of US$120,000, other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including pursuant to any benefit or equity incentive plan of the Company.

(z) Sarbanes Oxley Compliance.  Except as disclosed in the Registration Statement and the Prospectuses, the Company is in compliance with all provisions of the United States Sarbanes-Oxley Act of 2002 which are applicable to it as of the Effective Date, in each case except as would not reasonably be expected to have a Material Adverse Effect.

(aa) Finder's Fees.  Other than payments to be made to the Managers, no brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement.  The Managers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

(bb) No Other Sales Agency Agreement.  The Company has not entered into any other sales agency agreements or other similar arrangements with any agent or any other representative in respect of "at the market" offerings of the Shares.

(cc) Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Shares or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Managers in connection with the placement of the Shares.

(dd) Listing and Maintenance Requirements.  The issuance and sale of the Shares as contemplated in this Agreement does not contravene the rules and regulations of the Trading Market. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  Except as disclosed in the Registration Statement and the Prospectuses, the Company has not, in the 12 months preceding the date hereof, received notice from the Trading Market to the effect that the Company is not in compliance with the listing or maintenance requirements of the Trading Market.

(ee) Investment Company.  The Company is not, and after giving effect to the application of the net proceeds of the offering of the Shares as described in the Registration Statement and the Prospectuses will not be, an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended.  The Company currently intends to conduct its business in such a manner that it will not become required to register as an "investment company" under the United States Investment Company Act of 1940, as amended.

(ff) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary has filed all necessary income and franchise tax returns and have paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company, or any Subsidiary.

(gg) Foreign Corrupt Practices.  Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has taken any action, directly or indirectly, that would result in a material violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended.

5. Agreements. The Company agrees with the Managers that:

(a) Right to Review Amendments and Supplements to Registration Statement and Prospectuses.  During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Act in connection with the offering or the sale of Shares, the Company will not file any amendment to the Registration Statement or supplement (including any Prospectus Supplement) to the Base Prospectuses unless the Company has furnished to each of the Managers a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Lead Manager reasonably objects unless and to the extent required by law. The Company has filed the U.S. Prospectus, as amended at the Execution Time and in a form approved by the Lead Manager, with the Commission pursuant to the instructions to Form F-10 by the Execution Time and will cause any supplement to the Prospectus to be filed, with the Commission in a form approved by the Managers pursuant to the instructions to Form F-10 within the time period prescribed thereby and will provide evidence reasonably satisfactory to the Managers of such timely filing. The Company will promptly advise the Managers (i) when the Canadian Prospectus, and any supplement thereto, shall have been filed (if required) with the Reviewing Authority and in any of the other Canadian Qualifying Jurisdictions, as applicable, pursuant to the Shelf Procedures and the Commission pursuant to the instructions to Form F-10, (ii) when, during any period when the delivery of a prospectus (whether physically or through compliance with Rule 172, 173 or any similar rule) is required under the Act in connection with the offering or sale of the Shares, any amendment to the Registration Statement shall have been filed or become effective (other than any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act), (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, or for any supplement to the U.S. Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its reasonable efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, will use its reasonable efforts to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its reasonable best efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b) Subsequent Events.  If, at any time on or after an Applicable Time but prior to the related Settlement Date, any event occurs as a result of which the Registration Statement or U.S. Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company will (i) notify promptly the Lead Manager so that any use of the Registration Statement or U.S. Prospectus may cease until such are amended or supplemented; (ii)  if, in the Company's determination and at the Company's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or applicable Canadian Securities Laws, amend or supplement the Registration Statement or Prospectuses to correct such statement or omission; and (iii) supply any amendment or supplement to the Managers in such quantities as the Managers may reasonably request.

(c) Notification of Subsequent Filings.  During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Act, any event occurs as a result of which the Prospectuses as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Prospectus, the Company promptly will (i) notify the Managers of any such event, (ii) subject to Section 5(a), prepare and file with the Commission an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its reasonable best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Prospectus and (iv) supply any supplemented Prospectus to the Managers in such quantities as the Managers may reasonably request.

(d) Listing of Shares. During any period in which the U.S. Prospectus relating to the Shares is required to be delivered by the Lead Manager under the Act with respect to a pending sale of the Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Act), the Company will use its commercially reasonable efforts to cause the Shares to be approved for listing on the TSX and the Trading Market and to qualify the Shares for sale under the securities laws of such jurisdictions as a Manager may reasonably designate and to continue such qualifications in effect so long as required for the distribution of the Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(e) Earnings Statements.  As soon as practicable, the Company will make generally available to its security holders and to the Managers an earnings statement or statements of the Company and its Subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(f) Delivery of Base Prospectus, Registration Statement, Form F-X and Prospectus Supplements. Upon the request of a Manager, the Company will furnish to the Managers and counsel for the Managers, without charge, signed copies of the Canadian Base Prospectus, the Registration Statement, the Form F-X, the Prospectus Supplements (including any exhibits and amendments) and, so long as delivery of a prospectus by the Managers or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule), as many copies of the U.S. Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Managers may reasonably request, provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to the Manager to the extent such document is available on SEDAR or EDGAR. The Company will pay the expenses of printing or other production of all documents relating to the offering as set forth in Section 6 herein.

(g) Free Writing Prospectus.  The Company agrees that, unless the Company has or shall have obtained the prior written consent of the Managers, and each Manager agrees with the Company that, unless the Managers have or shall have obtained, as the case may be, the prior written consent of the Company, neither the Company nor any Manager, as the case may be, has made nor will it make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus" (as defined in Rule 405) required to be filed by the Company or any Manager, as applicable, with the Commission or retained by the Company or any Manager, as applicable, under Rule 433. Any such free writing prospectus consented to by the Managers or the Company is hereinafter referred to as a "Permitted Free Writing Prospectus." The Company and each Manager agree that it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(h) Subsequent Equity Issuances.  Neither the Company nor any Subsidiary will offer, sell, issue, contract to sell, contract to issue or otherwise dispose of, directly or indirectly, any other Common Shares or any Common Share Equivalents (other than the Shares) during the term of this Agreement (i) without giving the Managers at least three (3) Business Days' prior written notice specifying the nature of the proposed transaction and the date of such proposed transaction and (ii) unless the Lead Manager suspends acting under this Agreement for such period of time requested by the Company or as deemed appropriate by the Lead Manager in light of the proposed transaction; provided, however, that the Company may issue and sell Common Shares pursuant to (i) any employee stock option plan, share unit plan or other equity incentive plan or dividend reinvestment plan of the Company in effect from time to time and (ii) the conversion or exercise of Common Share Equivalents outstanding from time to time.

(i) Market Manipulation.  Until the termination of this Agreement, the Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or otherwise violate any provision of Regulation M under the Exchange Act.

(j) Notification of Incorrect Certificate.  The Company will, at any time during the term of this Agreement, as supplemented from time to time, promptly advise the Managers after it shall have received notice or obtained knowledge of any information or facts that would cause the Registration Statement or the Prospectuses to contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that would cause any certificate or opinion delivered pursuant to this Agreement to be untrue or inaccurate in any material respect.

(k) Certification of Accuracy of Disclosure.  Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination or a suspension of sales hereunder lasting more than 30 Trading Days), and each time that (i) the Registration Statement or Prospectuses shall be amended or supplemented, other than by means of Incorporated Documents, (ii) the Company files its Annual Report on Form 40-F or Form 20-F under the Exchange Act (including any Form 40-F/A or Form 20-F/A that includes amended audited financial information), (iii) the Company furnishes its unaudited financial statements and management's discussion and analysis on Form 6-K under the Exchange Act, or (iv) the Company furnishes a Report on Form 6-K containing amended financial information, if the Lead Manager reasonably determines that the information in such Form 6-K is material (such commencement or recommencement date and each such date referred to in (i), (ii), (iii) and (iv) above, a "Representation Date"), unless waived by the Lead Manager, the Company shall furnish or cause to be furnished to the Managers promptly a certificate dated and delivered on the Representation Date, in form reasonably satisfactory to the Lead Manager to the effect that the statements contained in the certificate referred to in Section 7(c) of this Agreement which were last furnished to the Managers are true and correct at the Representation Date, as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 7(c), modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the date of delivery of such certificate. The requirement to provide a certificate under this Section 5(k) shall be waived for any Representation Date occurring at a time at which no Sales Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Sales Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F or Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver and did not provide the Managers with a certificate under this Section 5(k), then before the Company delivers the Sales Notice, the Company shall provide the Managers with the certificate contemplated under this Section 5(k) dated on or prior to the date of the Sales Notice.

(l) Bring Down Opinions; Negative Assurance.  Within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 5(k) for which no waiver is applicable or unless otherwise waived by the Lead Manager, the Company shall furnish or cause to be furnished forthwith to the Managers and to counsel to the Managers written opinions and a negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company ("U.S. Company Counsel") and written opinions of Blake, Cassels & Graydon LLP, Canadian counsel for the Company ("Canadian Company Counsel" and, collectively with U.S. Company Counsel, "Company Counsel") addressed to the Managers and dated and delivered the date that the opinions are required to be delivered, in form and substance reasonably satisfactory to the Lead Manager, provided that, in lieu of such opinions and, in the case of U.S. Company Counsel, negative assurance letter for subsequent Representation Dates after the initial delivery of the opinions of Company Counsel hereunder, Company Counsel may furnish the Managers with a reliance letter to the effect that the Managers may rely on a prior opinion delivered under this Section 5(l) to the same extent as if it were dated on the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the U.S. Prospectus and Canadian Prospectus, as applicable, as amended or supplemented as of the date of such reliance letter).

(m) Auditor Bring Down "Comfort" Letter.  Within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 5(k) for which no waiver is applicable or unless otherwise waived by the Lead Manager, the Company shall cause the Company's auditors (the "Accountants"), or other independent accountants satisfactory to the Lead Manager forthwith to furnish the Managers a letter dated the date on which the letter is required to be delivered, in form reasonably satisfactory to the Lead Manager, of the same tenor as the letters referred to in Section 7(d) of this Agreement but modified to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letters and certificate.

(n) Due Diligence Session.  Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following a period where no Sales Notice is pending or the termination of a suspension of sales hereunder lasting more than 30 Trading Days), and at each Representation Date, subject to a limit of one due diligence session per quarter (unless the Lead Manager shall otherwise reasonably request), the Company will conduct a due diligence session, in form and substance, reasonably satisfactory to the Lead Manager, which shall include representatives of management of the Company and the Accountants. The Company shall cooperate with any reasonable due diligence request from or review conducted by the Lead Manager or its agents from time to time in connection with the transactions contemplated by this Agreement, including, without limitation, providing information and available documents and reasonable access to appropriate corporate officers and the Company's agents during regular business hours and at the Company's principal offices, and timely furnishing or causing to be furnished such additional certificates and letters from the Company and its officers, as the Lead Manager may reasonably request. The Company shall reimburse the Lead Manager for the Lead Manager's counsel's time in each such due diligence update session, up to a maximum of US$2,500 per update, plus any reasonable, documented incidental expense incurred by the Lead Manager in connection therewith.

(o) Acknowledgment of Trading.  Subject to the agreements of the Managers set forth in Section 3(g), the Company consents, to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the Trading Market and the TSX, to the extent applicable, and under this Agreement, to the Managers trading in the Common Shares for the Managers' respective own accounts and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement or pursuant to a Terms Agreement, provided that each Manager will ensure appropriate and customary information barriers are in place with respect confidential information relating to the Company in order to ensure compliance with federal securities laws in connection with such sales.

(p) Disclosure of Shares Sold.  To the extent required by applicable securities laws, the Company will disclose in its annual and interim management's discussion and analysis prepared and filed in accordance with Canadian Securities Laws, as applicable, the number of Shares sold through the Managers under this Agreement, the Net Proceeds to the Company and the compensation paid by the Company with respect to sales of Shares pursuant to this Agreement during the relevant quarter; and, if required by any subsequent change in Commission policy or request, more frequently by means of a report on Form 6-K or other applicable form.

(q) Rescission Right.  If, at any time on or after the time that a person has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Lead Manager pursuant to a Sales Notice but prior to the related Settlement Date, the Company or the Lead Manager becomes aware that (i) the Registration Statement or the U.S. Prospectus included at the date of such sale any untrue statement of a material fact or an omission to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) the conditions set forth in Section 7 have not been satisfied in connection with such sale, the Company will, prior to the related Settlement Date for such Shares, offer to such person the right to refuse to purchase and pay for such Shares.

(r) Bring Down of Representations and Warranties.  Each acceptance by the Company of an offer to purchase the Shares hereunder, and each execution and delivery by the Company of a Terms Agreement, shall be deemed to be an affirmation to the Managers that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement as though made at and as of such date, and that such representations and warranties will be true and correct as of the Settlement Date for the Shares relating to such acceptance or as of the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Shares).

(s) [RESERVED]

(t) Obligation Under Exchange Act.  During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Act, the Company will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and the regulations thereunder.

(u) DTC Facility.  The Company shall cooperate with Managers and use its reasonable efforts to permit the Shares to be eligible for clearance and settlement through the facilities of DTC.

(v) Use of Proceeds.  The Company will apply the Net Proceeds from the sale of the Shares in the manner set forth in the Prospectus.

(w) Filing of Prospectus Supplement.  In the event that any sales are made pursuant to this Agreement which are not made in an "at the market distribution" under NI 44-102, including, without limitation, any Placement pursuant to a Terms Agreement, and the Company believes, in its sole discretion, upon consultation with counsel, that the filing of a Canadian Supplement and/or a U.S. Prospectus Supplement is required under the applicable Canadian and/or United States securities laws, the Company shall file a Canadian Supplement with the Reviewing Authority, in accordance with the Shelf Procedures, and a U.S. Prospectus Supplement, in accordance with the instructions to Form F-10, describing the terms of such transaction, the amount of Shares sold, the price thereof, the applicable Manager's compensation, and such other information as may be required pursuant the Shelf Procedures and the instructions to Form F-10.

(x) Additional Registration Statement.  To the extent that the Registration Statement is not available for the sales of the Shares as contemplated by this Agreement, the Company shall file a new registration statement with respect to any additional Common Shares necessary to complete such sales of the Shares and shall cause such registration statement to become effective as promptly as practicable. After the effectiveness of any such registration statement, all references to "Registration Statement" included in this Agreement shall be deemed to include such new registration statement, including all documents incorporated by reference therein pursuant to Form F-10, and all references to "U.S. Base Prospectus" included in this Agreement shall be deemed to include the final form of prospectus, including all documents incorporated therein by reference, included in any such registration statement at the time such registration statement became effective.

6. Payment of Expenses. The Company agrees to pay the reasonable and documented costs and expenses incident to the performance of its obligations under this Agreement, whether or not the transactions contemplated hereby are consummated, including without limitation: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Prospectuses and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, the Prospectuses, and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested by the Managers for use in connection with the offering and sale of the Shares; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Shares; (iv) the printing (or reproduction) and delivery of this Agreement, and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Shares; (v) the listing of the Shares on the Trading Market; (vi) any registration or qualification of the Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Lead Manager relating to such registration and qualification); (vii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Shares; (viii) the fees and expenses of the Company's accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (ix) the filing fee under FINRA Rule 5110; (x) the reasonable fees and expenses of the Lead Manager's counsel, not to exceed US$50,000 (excluding any periodic due diligence fees provided for under Section 5(n)), which shall be paid at the Execution Time; and (xi) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

7. Conditions to the Obligations of the Managers. The obligations of the Managers under this Agreement and any Terms Agreement shall be subject to (i) the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, each Representation Date, and as of each Applicable Time, Settlement Date and Time of Delivery, (ii) the performance by the Company of its obligations hereunder and (iii) the following additional conditions:

(a) Filing of Prospectus Supplement.  Each of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement shall have been filed in the manner contemplated by this Agreement; any further Prospectus Supplements required by Canadian Securities Laws or the Act shall have been timely filed; any other material required to be filed by the Company pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b) Delivery of Opinions.  The Company shall have caused U.S. Company Counsel and Canadian Company Counsel to furnish to the Managers at the Execution Time and in accordance with Section 5(l) its respective opinion and, in the case of U.S. Company Counsel, negative assurance letter, dated as of such required delivery date and addressed to the Managers in form and substance reasonably acceptable to the Lead Manager; provided, however, that, in lieu of such opinions and, in the case of U.S. Company Counsel, negative assurance letter for subsequent Representation Dates, such counsel may furnish the Managers with a reliance letter to the effect that the Managers may rely on a prior opinion and negative assurance letter delivered under this Section 7(b) to the same extent as if it were dated the date of such opinion or letter (except that statements in such prior opinion and negative assurance letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented as of the date of such reliance letter).

(c) Delivery of Officer's Certificate.  The Company shall have furnished or caused to be furnished to the Managers in accordance with Section 5(k) a certificate of the Company signed by an authorized executive officer of the Company, dated as of such required delivery date, to the effect that such executive officer has carefully examined the Registration Statement, the Prospectus, any Prospectus Supplement and any documents incorporated by reference therein and any supplements or amendments thereto and this Agreement and that:

(i) the representations and warranties of the Company in this Agreement are true and correct in all material respects on and as of such date with the same effect as if made on such date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied under this Agreement at or prior to such date;

(ii) no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iii) since the date of the most recent financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, there has been no Material Adverse Effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement and the Prospectuses.

(d) Delivery of Accountants' "Comfort" Letter.  The Company shall have requested and caused the Accountants to have furnished to the Managers letters (which may refer to letters previously delivered to the Managers) on the Execution Time and in accordance with Section 5(m), dated as of such required delivery date, in form and substance reasonably satisfactory to the Lead Manager, confirming that they are independent accountants within the meaning of the Act and the Exchange Act and that they have performed a review of any unaudited interim financial information of the Company and included or incorporated by reference in the Registration Statement and the Prospectus and provide customary "comfort" as to such review in form and substance reasonably satisfactory to the Lead Manager.

(e) No Material Adverse Event.  Since the respective dates as of which information is included or incorporated by reference in the Registration Statement and the Prospectuses, except as otherwise stated or contemplated therein, there shall not have been any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, the effect of which, in any case referred to above, is, in the sole judgment of the Lead Manager, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Prospectuses.

(f) [RESERVED]

(g) No FINRA Objections.  FINRA shall not have raised any objection with respect to the fairness and reasonableness of the terms and arrangements under this Agreement.

(h) Shares Listed on Trading Market.  The Shares shall have either been (i) listed and admitted and authorized for trading on the Trading Market and, to the extent applicable, the TSX and satisfactory evidence of such actions shall have been provided to the Managers or (ii) approved for listing, subject only to notice of issuance, on the Trading Market, or, to the extent applicable, the TSX, subject only to customary terms and conditions of the TSX.

(i) Other Assurances.  Prior to each Settlement Date and Time of Delivery, as applicable, the Company shall have furnished to the Lead Manager such further information, certificates and documents as the Lead Manager may reasonably request.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Lead Manager and counsel for the Lead Manager, this Agreement and all obligations of the Managers hereunder may be canceled at, or at any time prior to, any Settlement Date or Time of Delivery, as applicable, by the Lead Manager. Notice of such cancellation within one (1) Trading Day of the occurrence of the event causing such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 7 shall be delivered at the office of Ellenoff Grossman & Schole LLP, counsel for the Managers, at 1345 Avenue of the Americas, New York, New York 10105, on each such date as provided in this Agreement, provided that delivery by electronic mail or similar means to representatives of Ellenoff Grossman & Schole LLP shall be deemed to constitute good delivery hereunder.

8. Indemnification and Contribution.

(a) Indemnification by Company.  The Company agrees to indemnify and hold harmless each of the Managers, the directors, officers, employees and agents of each of the Managers and each person who controls each of the Managers within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in the Prospectuses, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and agrees to reimburse each such indemnified party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by a Manager specifically for inclusion therein. This indemnity agreement will be in addition to any liability that the Company may otherwise have. The indemnification obligations of the Company under this Agreement will cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, claims, damages or liabilities (or actions in respect thereof) were solely caused by the gross negligence or willful misconduct of the Manager.

(b) Indemnification by Manager. Each of the Managers, severally and not jointly, agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to such Manager, but only with reference to written information relating to such Manager furnished to the Company by such Manager specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which such Manager may otherwise have. The indemnification obligations of the Manager under this Agreement will cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, claims, damages or liabilities (or actions in respect thereof) were solely caused by the gross negligence or willful misconduct of the Company. The written information furnished to the Company with respect to any Manager by such Manager specifically for inclusion in the documents referred to in the foregoing indemnity consists of: the sixth and ninth sentences in the first paragraph under the caption “Plan of Distribution” in the U.S. Prospectus Supplement and the third and fourth sentences in the tenth paragraph under the caption “Plan of Distribution” in the U.S. Prospectus Supplement.

(c) Indemnification Procedures.  Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d) Contribution.  In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and each of the Managers, severally and not jointly, agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively "Losses") to which the Company and the applicable Manager may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by such Manager on the other from the offering of the Shares; provided, however, that in no case shall a Manager be responsible for any amount in excess of the Broker Fee applicable to the Shares and paid to such Manager pursuant to Section 3(b)(v), as allocated between the Managers as agreed by the Managers in writing, except to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, claims, damages or liabilities (or actions in respect thereof) were solely caused by the gross negligence, willful misconduct or fraud of such Manager.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and such Manager severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the applicable Manager on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the applicable Manager shall be deemed to be equal to the Broker Fee applicable to the Shares and paid hereunder as determined by this Agreement. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the applicable Manager on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and each of the Managers agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls a Manager within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of such Manager shall have the same rights to contribution as such Manager, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9. Termination.

(a) The Company shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that (i) with respect to any pending sale, through the Lead Manager for the Company, the obligations of the Company, including in respect of compensation of the Managers, shall remain in full force and effect notwithstanding the termination and (ii) the provisions of Sections 6, 8, 9, 10, 11, 12, 13, 15 and 16 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) Each Manager shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time, provided that such termination shall terminate the provision of this Agreement with respect only to such Manager (and not with respect to the other Manager). Any such termination shall be without liability of any party to any other party except that the provisions of Sections 6, 8, 9, 10, 11, 12, 13, 15 and 16 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect until the earlier of (i) the date upon which the Maximum Amount of Shares have been sold, (ii) the date upon which the Market Cap Amount of Shares have been sold, provided that such limitation remains applicable under Canadian Securities Laws and (iii) this Agreement is terminated pursuant to Sections 9(a) or (b) above or otherwise by mutual agreement of the parties, provided that any such termination by mutual agreement shall in all cases be deemed to provide that Sections 6, 8, 9, 10, 11, 12, 13, 15 and 16 shall remain in full force and effect.

(d) Any termination of this Agreement shall be effective on the date specified in such notice of termination, provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the applicable Manager or the Company, as the case may be. If such termination shall occur prior to the Settlement Date or Time of Delivery for any sale of the Shares, such sale shall settle in accordance with the provisions of Section 3(b) of this Agreement.

(e) In the case of any purchase of Shares by the Lead Manager pursuant to a Terms Agreement, the obligations of the Lead Manager pursuant to such Terms Agreement shall be subject to termination, in the absolute discretion of the Lead Manager, by prompt oral notice given to the Company prior to the Time of Delivery relating to such Shares, if any, and confirmed promptly by facsimile or electronic mail, if since the time of execution of the Terms Agreement and prior to such delivery and payment, (i) trading in the Common Shares shall have been suspended by the Commission or the Trading Market or trading in securities generally on the Trading Market shall have been suspended or limited or minimum prices shall have been established on such exchange, (ii) a banking moratorium shall have been declared either by U.S. federal or New York State authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Lead Manager, impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Prospectuses (exclusive of any amendment or supplement thereto).

10. Representations and Indemnities to Survive. The respective agreements, representations, warranties, and indemnities of the Company or its officers and of the Managers set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by the Managers or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8, and will survive delivery of and payment for the Shares.

11. Notices. Except as otherwise specifically provided in this Agreement, all communications hereunder will be in writing and effective only on receipt and will be mailed, delivered, e-mailed or facsimiled to the addresses of the Company and each Manager, respectively, set forth on the signature page hereto.

12. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder.

13. No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Shares pursuant to this Agreement is an arm's-length commercial transaction between the Company, on the one hand, and each Manager and any affiliate through which it may be acting, on the other, (b) each Manager is acting solely as sales agent and/or principal in connection with the purchase and sale of the Company's securities and not as a fiduciary of the Company and (c) the Company's engagement of the Managers in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether a Manager has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that a Manager has rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

14. Integration; Amendment; Severability. This Agreement and any Terms Agreement supersede all prior agreements and understandings (whether written or oral) between the Company and the respective Managers with respect to the subject matter hereof.  Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Lead Manager.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

15. Applicable Law. This Agreement and any Terms Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.  If either party shall commence an action or proceeding to enforce any provision of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. Each of the Company and the Managers: (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection which it may have or hereafter to the venue of any such suit, action or proceeding, and (iii) irrevocably consents to the jurisdiction of the New York Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding.  Each of the Company and the Managers further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by certified mail to the Company's address shall be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding, and service of process upon the Managers mailed by certified mail to such Manager's address shall be deemed in every respect effective service process upon such Manager, in any such suit, action or proceeding. If either party shall commence an action or proceeding to enforce any provision of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

16. WAIVER OF JURY TRIAL. THE COMPANY AND THE MANAGERS HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY TERMS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

17. Counterparts. This Agreement and any Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement, which may be delivered by facsimile or in .pdf file via e-mail.

18. Adjustment for Share Splits.  The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Common Shares.

19. Additional Managers.    Upon five (5) Business Days' written notice to the Lead Manager, the Company may, in its sole discretion, designate one or more qualified broker-dealers to serve as Manager under this Agreement (each, an "Additional Manager"), provided that Additional Manager shall be reasonably acceptable to the Lead Manager and provided that such designation of an Additional Manager shall not decrease the amount or percentage of the Broker Fee payable to the Lead Manager hereunder.  In the event that the Company designates one or more Additional Managers pursuant to this Agreement, any such Additional Manager shall be deemed a Manager for all purposes of this Agreement, with all the rights and obligations of a Manager as set forth herein.

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20. Headings. The section headings used in this Agreement and any Terms Agreement are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the Managers.

Very truly yours,

GALIANO GOLD INC.

By: /s/ Fausto Di Trapani

Name: Fausto Di Trapani

Title: Chief Financial Officer

Address for Notice:

Suite 1640, 1066 West Hastings Street

Vancouver, British Columbia, V6E 3X1

Attention: Fausto Di Trapani
Email: Fausto.ditrapani@galianogold.com

The foregoing Agreement is hereby confirmed and accepted as of the date first written above.

H.C. WAINWRIGHT & CO., LLC

By: /s/ Edward D. Silvera

Name: Edward D. Silvera

Title: Chief Operating Officer

Address for Notice:

430 Park Avenue
New York, New York 10022
Attention: Chief Executive Officer

Email: notices@hcwco.com

CORMARK SECURITIES (USA) LIMITED

By: /s/ Darren Wallace
Name: Darren Wallace
Title: Managing Director

Address for Notice:
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2800, P.O. Box 63
Toronto, Ontario, Canada M5J 2J2

Form of Terms Agreement

ANNEX I

GALIANO GOLD INC.

TERMS AGREEMENT

Dear Sirs:

     Galiano Gold Inc. (the "Company") proposes, subject to the terms and conditions stated herein and in the At The Market Offering Agreement, dated June 25, 2020 (the "At The Market Offering Agreement"), between the Company and H.C. Wainwright & Co., LLC (the "Lead Manager") and Cormark Securities (USA) Limited ("Cormark" and, collectively with the Lead Manager, the "Managers" and, each, a "Manager") to issue and sell to the Lead Manager the securities specified in the Schedule I hereto (the "Purchased Shares").

     Each of the provisions of the At The Market Offering Agreement not specifically related to the solicitation by Lead Manager, as agent of the Company, of offers to purchase securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement and the Time of Delivery, except that each representation and warranty in Section 4 of the At The Market Offering Agreement which makes reference to the Prospectus (as therein defined) shall be deemed to be a representation and warranty as of the date of the At The Market Offering Agreement in relation to the Prospectus, and also a representation and warranty as of the date of this Terms Agreement and the Time of Delivery in relation to the Prospectus as amended and supplemented to relate to the Purchased Shares.

An amendment to the Registration Statement (as defined in the At The Market Offering Agreement), or a supplement to the Prospectus, as the case may be, relating to the Purchased Shares, in the form heretofore delivered to the Lead Manager is now proposed to be filed with the Securities and Exchange Commission.

     Subject to the terms and conditions set forth herein and in the At The Market Offering Agreement which are incorporated herein by reference, the Company agrees to issue and sell to Lead Manager and the latter agrees to purchase from the Company the number of shares of the Purchased Shares at the time and place and at the purchase price set forth in the Schedule I hereto.  It is a condition of the completion the purchase and sale of such Purchased Shares that (i) the Company will have obtained the additional approval of the TSX and the Trading Market to the issuance of Purchased Shares, and (ii) the Company will have filed a prospectus supplement in the Qualifying Jurisdictions pursuant to the Shelf Procedures and the Commission pursuant the instructions to Form F-10.

      If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the At The Market Offering Agreement incorporated herein by reference, shall constitute a binding agreement between the Lead Manager and the Company.

GALIANO GOLD INC.

By:__________________________________________

    Name:

    Title:

ACCEPTED as of the date first written above.

H.C. WAINWRIGHT & CO., LLC

By:__________________________________________

    Name:

    Title: